AB 3/27/06

14
414

06006600

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
213

SECU[illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHELA TECHNOLOGY PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 WEST 22ND STREET, SUITE 6B
(No. and Street)

NEW YORK (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK J. MARRON (914) 632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRICKMAN, DAVID M.
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE, SUITE 1500 (Address) NEW YORK, (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk
6/5

OATH OR AFFIRMATION

I, AFSANEH NAIMOLLAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHELA TECHNOLOGY PARTNERS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRA L. DURHAM-CAMP
Notary Public, State of New York
No. 01DU6139033
Qualified in Kings County
Commission Expires December 27, 2009

Notary Public

Signature

Managing Partner
Title

SWORN TO BEFORE ME THIS
DAY OF February 27th 2006
STATE OF NEW YORK
COUNTY OF Kings } S.S.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

WITH INDEPENDENT AUDITOR'S REPORT

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CASH FLOWS	4
STATEMENT OF CHANGES IN MEMBERS' EQUITY	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	8
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3	9
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	10
AUDITOR'S STATEMENT PURSUANT TO RULE 17a-5(d) (4)	11
AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL	

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

270 MADISON AVENUE, SUITE 1500
NEW YORK, NEW YORK 10016

(212) 687-7215
FAX: (212) 370-4024

INDEPENDENT AUDITOR'S REPORT

To the Members of
Chela Technology Partners, LLC

We have audited the accompanying statement of financial condition of Chela Technology Partners, LLC as of December 31, 2005, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chela Technology Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8, 9, 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
February 28, 2006

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 526,484
Expense reimbursements receivable	7,887
Furniture, fixtures, equipment, at cost, less accumulated depreciation of $57,119	9,606
Prepaid expenses	108
Goodwill	25,000
	$ 569,085

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	53,316
	53,316
MEMBERS' EQUITY	515,769
	$ 569,085

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUES		
Advisory fees	$	1,220,000
Expense reimbursements		66,788
Interest and dividends		2,002
Miscellaneous income		3,561
Total Revenues		1,292,351
EXPENSES		
Bank charges		474
Computer research		23,597
Consulting expenses		379,808
Conferences		3,145
Depreciation		9,930
Dues and subscriptions		2,313
Reimbursed expenses		13,453
Insurance		2,522
Legal and professional fees		36,739
Meals and entertainment		8,366
Miscellaneous		1,536
Rent expense		44,650
Office expenses		21,533
Payroll expenses		3,927
Postage and delivery		1,668
Printing		123
Regulatory fees		3,062
Telephone		13,300
Travel and transportation		52,032
Total Expenses		622,178
Net Income before Income Taxes		670,173
Less: Provision for NYC Unincorporated Business Tax		(25,368)
NET INCOME	$	644,805

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 644,805
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9,930
(Increase) Decrease in:	
Prepaid expenses	1,757
Expense reimbursements receivable	(4,341)
Increase (Decrease) in:	
Accounts payable and accrued expenses	37,719
NET CASH PROVIDED BY OPERATING ACTIVITIES	689,870
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in security deposit	4,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	4,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' capital withdrawals	(204,628)
NET CASH USED BY FINANCING ACTIVITIES	(204,628)
INCREASE IN CASH	489,242
CASH AT JANUARY 1, 2005	37,242
CASH AT DECEMBER 31, 2005	$ 526,484

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

BALANCE-BEGINNING OF YEAR	$ 75,592
NET INCOME	644,805
DISTRIBUTIONS TO MEMBERS	(204,628)
BALANCE-END OF YEAR	$ 515,769

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Chela Technology Partners, LLC (a limited liability company) was organized in the State of New York on August 16, 1999 and began operations on September 1, 1999. The Company provides investment banking services to the technology and emerging telecommunications sectors including mergers and acquisitions advice, corporate restructurings and recapitalizations, and capital raising. On September 1, 2001, Chela Technology Partners, LLC (the "Company") acquired 100% of the common stock of Camargue Corporation a broker-dealer which merged into the Company. As a result of the merger, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all short-term, highly liquid instruments that are readily convertible to known amounts of cash and has an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ.

Property and Equipment

Depreciation and amortization are computed on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining term of lease or the useful life of the improvement utilizing the straight-line method.

Advisory Fees

The Company receives non-refundable monthly retainers from various clients as compensation for services rendered. In addition, upon the closing of a transaction, the Company receives as compensation a success fee usually determined as a percentage of the transaction amount.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2005, the Company's net capital computed in accordance with this rule was $463,560 as compared to a minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.1150 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2005, the Company received advisory fees of $300,000 from one of its members.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL	
Members' Equity	$ 515,769
Less: Non-allowable assets	
Expense reimbursements receivable	7,887
Fixed assets	9,606
Prepaid expenses	108
Goodwill	25,000
Total Non-allowable assets	42,601
Net capital before securities haircuts	473,168
Haircuts	(9,608)
NET CAPITAL	$ 463,560
MINIMUM NET CAPITAL REQUIRED $5,000 or 6-2/3% of aggregate indebtedness of $53,316, whichever is greater	5,000
EXCESS NET CAPITAL	$ 458,560

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable to Chela Technology Partners, LLC at December 31, 2005.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

There are no items to report which would be a violation of Rule 15c3-3 requirement to reduce securities to possession or control. The reporting broker-dealer is exempt under Rule 15c3-3(k)(2)(i) in that it does not hold funds or securities for, or owe money or securities to customers.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2005

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 or the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 as reported in the accompanying auditor's report and as reported by Chela Technology Partners, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2005.

CHELA TECHNOLOGY PARTNERS, LLC

AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2005

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT
270 MADISON AVENUE, SUITE 1500
NEW YORK, NEW YORK 10016
(212) 687-7215
FAX: (212) 370-4024

To the Members
Chela Technology Partners, LLC

In planning and performing our audit of the financial statements of Chela Technology Partners, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, NY
February 28, 2006